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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.    X                Form 40-F.
                        -----                         -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes .                 No.  X
                 -----               -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .)
                                                 --------

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     China Southern Airlines Company Limited (the "Company") on August 29, 2003
published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's interim results for the six months ended June 30, 2003. A copy of the English announcement is included in this Form 6-K of the Company.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)


ANNOUNCEMENT

The board of directors of the Company held a board meeting on August 28, 2003 and the Board hereby announces the resolutions passed at the meeting.

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") held a board meeting on August 28, 2003, at which the following resolutions were passed:

1. the interim results announcement and report of the Company for the six months ending June 30, 2003 including its summary were approved;

2. the recommendation of no interim dividend to be declared for the year 2003 was approved;

3. the interim results of the Company for the year 2003 will be announced on August 29, 2003;

4. Mr. Wangzhi and Mr. Sui Guangjun, the independent non-executive Directors, were appointed as additional members of the audit committee of the Company;

5. the proposal to change the registered office address of the Company to Guangzhou Economic & Technological Development District, Guangzhou, Guangdong Province, China was approved;

6. the proposal to introduce four A330-200 Airbuses was approved and the relevant management personnel of the Company was authorised to proceed with the introduction of the relevant Airbuses in accordance with the Company's internal rules.

The Board has confirmed that no agreement has been signed in respect of the transaction in item no. 6 and the principal terms upon which such transaction would be implemented are yet to be considered and finalised. If and when the Company enters into this transaction, the Company will ensure any applicable regulatory requirement under the Listing Rules will be complied with.

A total of 13 out of the 15 Directors attended the above board meeting of the Company, and the board meeting was held pursuant to the Articles of Association and the Rules of Procedures for Board of Directors of the Company.



By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
August 28, 2003

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: September 2, 2003